THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive, Suite A
Murrieta, CA 92563
P: (323) 799-1342
F: (951) 224-6675
md@jilliansidoti.com
www.jilliansidoti.com

January 22, 2012

Re:	Tarheel Billboard Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 18, 2012 File No. 333-183781

Dear Mr. Spirgel-

Please find the answers to your comments below.

General

1. Please clarify that the 10,597,571 shares to be resold pursuant to the prospectus must be sold at a fixed price for the entire duration of the offering. We note the following instances where the disclosure should be revised; however, review your prospectus for further changes:

 The fourth paragraph on the prospectus cover page states “The sales price to the public is fixed at $0.05 per share until such time as the shares. become traded.”
 The fourth paragraph on the prospectus cover page states “If our common stock becomes quoted ... then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market.”
 The last paragraph on page 3 states “$0.05 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board or another Exchange.”

Response: We have revised the disclosure in the places noted (as well as on page 10) to indicate that the shares shall be sold at a fixed price of $.05 for the duration of the offering. Additionally, we have removed the reference to variance of the sales price “according to the selling decisions of each shareholder and the market for our stock.”

Selling Security Holders, page 8

2. Please revise the selling stockholders table to reflect all material relationships your selling stockholders have had with your company over the past three years per Item 507 of Regulation S-K. For example, it appears certain selling stockholders (i.e. David Temple, G9 Holdings, LLC, GW Grace, LLC, Medallion Construction Group, LLC, Strategic Financial Services, and Winchester Investments, LLC) had a material relationships with your company over the past three years.

Response: We have revised the disclosure to indicate that the indicated shareholders were compensated for consulting services and marketing services performed for the company.

Plan of Distribution, page 9

3. Please refer to comment 1 above, and revise your disclosure:

 In the first full paragraph on page 10 where you state “However, sales by a selling stockholder must be made at a fixed price of $0.05 until a market develops.”
 In the third full paragraph on page 10 where you state the selling stockholders may be deemed underwriters to state the selling stockholders are underwriters.
 In the fourth full paragraph on page 10 where you state “Once a market has been developed .... the shares may be sold ... at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed.”

Response: We have revised the disclosure to indicate that the shares may only be sold at the fixed price of $.05 for the duration of the offering. We have revised the disclosure to indicate that the selling security holders “are” underwriters rather than “may be deemed” underwriters.

Security Ownership of Certain Beneficial Owners and Management, page 12

4. Disclose the individuals who direct the voting decisions of Medallion Construction Group, LLC and Strategic Financial Services in footnotes to the table.

Response: We have revised the disclosure to indicate that James Duckworth is the Manager of Medallion Construction Group, LLC and that Waterview Family Irrevocable Trust is the Manager of Strategic Financial Services.

Financial Statements

Statements of Operations, page F-11 Statements of Cash Flow, page F-13

5. Refer to the column, “Period ended October 31, 2012.” Please revise to refer to the three months period.

Response: We have revised the disclosure to indicate that the period ended October 31, 2012 is the “Three Month Period ended October 31, 2012.”

Note 2. Summary of Significant Accounting Policies, page F-14 Basis of Presentation, page F-14

Interim Financial Statements, page F-14

6. We note the disclosure provided in response to comment 1. Please correct the date of the interim period financial statements referenced in the first paragraph from “as of July 31, 2012” to “as of October 31, 2012” and refer to the statement of changes in stockholders’ equity as of October 31, 2012 and the statements of operations and cash flows for the three months ended October 31, 2012. In addition, revise the second paragraph to refer to the statement of changes in stockholders’ equity as of October 31, 2012 and the statements of cash flows for the period aforementioned.

Response: We have revised the disclosure to indicate that “The  financial statements of   Tarheel Billboard, Inc (the “Company”) as of October 31, 2012, the statement of stockholders’ equity as of October 31, 2012, and the statements of operations and cash flows for the three month period ending October 31, 2012 have been presented in an interim basis.”

Thank you. Please let us know if we may file for acceleration.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Securities Counsel